Filed by Cantor Equity Partners, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cantor Equity Partners, Inc.

Commission File No. 001-42250

Date: June 17, 2025

As previously disclosed, on April 22, 2025, Cantor Equity Partners, Inc. (“CEP”) and Twenty One Capital, Inc., a Texas corporation (“Pubco”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with Twenty One Merger Sub D, a Cayman Islands exempted company, Twenty One Assets, LLC, a Delaware limited liability company (the “Company”), Tether Investments, S.A. de C.V., an El Salvador Sociedad anónima de capital variable, iFinex, Inc., a British Virgin Islands company, and solely for the purposes of certain provisions in the Business Combination Agreement, Stellar Beacon LLC, a Delaware limited liability company.

Jack Mallers, Co-Founder and Chief Executive Officer of Pubco, conducted an interview with Kyle Chasse and the partial transcript is below.

Partial Transcript of Jack Mallers Interview with Kyle Chasse, Found on YouTube, published June 14, 2025.

Jack Mallers:

Now I'm the CEO of two separate businesses, um, Strike and then also Twenty One. So, Twenty One, were the third largest corporate treasury in the world. And for Twenty One we launched proof of reserves. So for a corporate treasury of our size, I believe we're the largest corporate treasury to offer proof of reserves so that anyone in the world can verify without having to trust that we own the Bitcoin we say we do. And so we announced that that same day and later on a week later, which was late last week, uh, we published that. So the Bitcoin lives in a combination of five addresses. It's a little over 37,000 Bitcoin at the current moment. And upon approval of the transaction, where our stock would list on a stock exchange under the ticker XXI, we expect to have at least 42,000 Bitcoin.

Kyle Chasse:

Congratulations…

Kyle Chasse:

Uh, so why do you think that, uh, your investors gave you $4 billion to buy Bitcoin?

Jack Mallers:

Well, I think, you know, my co-founders are Tether. So just so everyone knows, I'll tell you the. Yeah. Co-founding story. So, you know, I've known the Tether group for a very long time. And I mean, you got into Bitcoin, I believe, earlier than I. So I'm a class of 2013. Um, early 2013, I think you were before me and a lot of the folks that founded Bitfinex was before me as well. And so just by ways of overlap, Kyle, you know that if you've been around for a long time, the industry wasn't that big that long ago. You know, whether it was the meetups or conferences, you'd run into the same people over and over. And so I've known guys like Paolo for a very, very long time. My favorite overlap of Tether and I is El Salvador. So I was a material part of El Salvador's story of adopting Bitcoin as legal tender. And since, you know Tether's domiciled and headquartered there, they've done some incredible work with the country, both related and not related to Bitcoin. So I would say Tether and I both philosophically align on what Bitcoin means to the world, why it's important Strike and Tether both uniquely serve at a serious scale, Latin American and African markets. So, call it Bitcoin friends. And one of the reasons we founded the business is because the incredible work Saylor has done was hugely inspiring to us. Um, but we felt that there was a huge opportunity, um, to follow on with this new innovation with a we want it to be blue chip credibility. Startup upside big enough to win, small enough to grow. We wanted to be a Bitcoin native business that was founded to be a financial services company, to use a lot of what Tether has built and what Tether has used. A lot of what I have learned and have with Strike and access to the capital markets and access to a massive balance sheet of Bitcoin to be innovative and build cash flows, uh, and a different type of capital markets vehicle to participate in the Bitcoin story. So the goal of coming to market was such a big treasury was one because we can because we want to get long and it shows capital partners like SoftBank and Tether. I mean, it's going to be very difficult to come with that much institutional credibility to the market. But then guys like Paolo and myself, I mean, we're technologists. Before we were CEOs, we were engineers and we were engineers of both open source protocols in this space all the way to cash flow, high margin, high growth generating businesses. And so we wanted that, blue chip credibility startup upside. We thought that that was an opportunity that the market was sorely lacking, is that we weren't a small cap that was maybe pivoting from a prior business that's looking for new life in Bitcoin. We are seasoned Bitcoiners that understand this asset very, very well, and we think we can bring new opportunities to the capital markets. So that's kind of how it was founded. And the reason we have the size we do is because of the backers and the founding group that we have.

Kyle Chasse:

So why like can you explain this business model exactly? I mean, a lot of people are just going to say, well, why not just go buy Bitcoin spot?

Jack Mallers:

Sure. Um, well, so the the goal of the business. Right. Right now. So what we announced is, uh, an intent. Intent to, uh, to, to be public. Excuse me. So it was a SPAC transaction. So, um, assuming and upon closing, where our stock is listed on a stock exchange under the ticker XXI. Um, it's a way for the capital markets to participate in Bitcoin and very specific capital pools, like potentially the fixed income market. So one of the instruments we use to raise capital was a convertible bond, for example. So you know, for us if you can buy spot Bitcoin, and you want to buy spot Bitcoin and you value Bitcoin and cold storage, to us, it's an entirely different product. It's not competitive to what we're offering and I don't consider it the same solution. To buy in a future state XXI, it is you're getting accretive growth to Bitcoin. So the business, we care only about our Bitcoin per share is that if you buy a share of Twenty One, let's say in a hypothetical sense, Kyle, that share represents 0.05 BTC per share, our job, my job is launching products, closing deals, raising capital to grow that to 0.06, 0.07, 0.08. So it's actually an accretive instrument that works for you and grows your exposure to Bitcoin. And it's accessible in the capital markets, and a lot of our fundraising vehicles, like a convertible bond, is accessible to fixed income investors. We're talking about investors that are traditionally investing in fixed income, the ten year. I mean, this has been the most brutal bond bear market, arguably in the history of bonds period. The 60/40 portfolio is dead. We're re-orchestrating capital flows. We're living through the most fascinating macro time of our lifetime, and investors need real returns. And so we're a vehicle that shows up in these capital markets. It gives people exposure to Bitcoin. We call it you know, we want to be the best way to participate in Bitcoin. That's the technology in the startup upside. That's the pure common stock equity that's accumulating Bitcoin in accretive sense. We think we can be competitive in all of those in a very specific market. Now granted, it's the biggest market in the world. That's, you know, the public equities market here in the United States of America. But to say, you know, I want Bitcoin in cold storage. So do I. By the way. You know my my portfolio is not only Twenty One. Uh, I own Strike shares, I own Twenty One shares, I own Bitcoin and cold storage and they all serve unique purposes to me. And so we don't find them necessarily competitive. It's additive to this whole story of, of Bitcoin dematerializing the way we save and exchange value.

Jack Mallers, Co-Founder and Chief Executive Officer of Pubco, conducted an interview with Wolf of All Streets, Hosted by Scott Melker and the partial transcript is below.

Partial Transcript of Jack Mallers Interview with Wolf of All Streets, Hosted by Scott Melke, Found on YouTube, published June 15, 2025.

Scott Melker:

So obviously everybody's seen what Saylor's done. You guys were second right to say we're going to be a Bitcoin treasury company obviously with Twenty One. I think what was so impactful about that announcement obviously was the partners that were a part of it. Yeah. Cantor Fitzgerald, Tether, SoftBank. So by the way to me I was like SoftBank has hundreds of millions of dollars in Bitcoin. Where'd that come from. So I don't know if they had to buy it or they already had it. But that was a huge signal to me. Obviously you as CEO, so Bitcoin treasury companies really excited about what Saylor did. Really excited about what you did. Really excited when Nakamoto came in. I've been pitched 30 of them since I got here in the last three hours?

Jack Mallers:

Yeah.

Scott Melker:

Do we need. How many do we need?

Jack Mallers:

Well, again.

Scott Melker:

We'll talk about what you're doing first. But, you know, is it is this infinite scale?

Jack Mallers:

No. Again, I think, you know, you need Bitcoin. Bitcoin doesn't need you. And you know, you look in the mirror and you realize I'm better off as an individual, as a family, as a business, as a country with a harder money. I think society has a direct correlation to the hardness of its money. Hardness is, by the way, it's a direct reference in how hard is it to produce more when you have a hard money that's bound to the physical constraints of Mother Nature. It allows you to prioritize the future, lower your time reference to coordinate effectively and efficiently in a free marketplace. And so everyone is better off with Bitcoin in their life because Bitcoin is the hardest money we've ever conceived of. So again, I know people love to get all wound up and oh, I'm Treasury. Yeah, it's very logical that every company naturally has capital to store, and they're going to store it in the you know, Saylor loves thermo thermodynamic. But it's, you know, it's bound to the physical realities of the universe. You physically cannot make any more of it, which makes it the safest place for me to store my work. So it doesn't surprise me whatsoever. I think at Twenty One, you know, one of the reasons I co-founded it with Tether, I've known these guys forever. We've been in Bitcoin for both of us a long time, way over ten years. We this isn't a pivot from some other operating business. You know we didn't get into Bitcoin recently. This isn't anything to do with the White House or the administration. These are bitcoiners that thought there was not a hole in the market, but there was. We thought Bitcoin could be represented in a in a way that we were interested in. And we saw a demand from folks like, SoftBank. And so we think we're very different, which I can explain. But it doesn't surprise me that the capital markets has a big appetite for Bitcoin.

Scott Melker:

Go ahead and explain. I would love to hear the nuance.

Jack Mallers:

I think, you know, Tether and I, I would say 4 or 5 years ago when Saylor was getting started with his pivot as bitcoiners were like, wow, this is unbelievably exciting. Also, by the way, Bitcoin inspires the most clever creative thinking I've ever seen because I do think it's the most free market of all time. There is no central rule maker or intermediary or governor or regulator that gets in your way of ideas. And so this idea was so clever and so brilliant, and we were just cheering them on, I would say maybe 1 to 2 years ago. Um, the amount of institutional demand has far exceeded, I think, any Bitcoin. I mean, these ETFs and this administration and the amount of demand in the capital markets, and especially now we're seeing whether it's tariffs or capital controls, is this American first investment policy which is hey China, take your money and go home. You know, the $150 trillion market of global equities, like all these companies trading at 50 times earnings, people are trying to look for like real value, real returns, companies with a real balance sheet and that level of demand. We were like, okay, um, a lot of these other treasury companies, there's nothing wrong with them. They're just a bit small. These are companies, small cap, mid-sized businesses that can't don't have the skeleton to actually absorb institutional demand and growth. And then for the Micro Strategies of the world, which there's only one, um, we thought there was an opportunity to actually build technology with access to the capital markets and access to such a big balance sheet filled with Bitcoin. And Paolo and I, before we were CEOs, we were technologists, like we both were engineers. And so over the last few years, we were like, man, you know, for the smaller companies that are doing maybe innovative product building things, um, a SoftBank can't write them $1 billion check. This market cap is $100 million. And for a MicroStrategy, we're very interested in building financial services and extending the Treasury story beyond just buying Bitcoin. And so that's where, you know, our tagline when I was on Wall Street pitching the product. It's, you know, we want to bring blue chip credibility with startup upside to the capital markets. Softbank wasn't a founding partner. They're actually our first outside investor. And that was what was attractive to them is blue chip credibility. I mean, Tether's the most profitable per employee company in the history of mankind, the most successful business running today. We're very credible. Our background, what we've been able to achieve, I mean, Strike as well when it comes to gross or net profit per employee. I mean, we got to be up there in the Bitcoin space with the startup upside, with the fact that we only have or expected to have upon closing, 42,000 coins, we think we're going to be able to add that dramatically. We think we're going to be able to build high margin, high growth, cash producing products that actually add to our ability to buy Bitcoin and influence the world with the tech. So it's that we're big enough to win. We're small enough to grow. We have blue chip credibility. We have startup upside. That's what we thought. Someone that was built by bitcoiners for bitcoiners, people that understand the tech and understand how to build successful businesses in this space. That's what we thought was missing. This is a Bitcoin native. We're not pivoting, you know. We're not taking a, you know, an ancillary business that was totally didn't know how to spell Bitcoin and now all of the sudden it's buying it. Not that there's anything wrong with that. We just think we're different in that concrete way.

Scott Melker:

Where does the demand for the actual convertible notes or the debt or whatever strategy you take? Where does that generally come from? And does a lot of it come from still places where perhaps this is the only way they can gain exposure to Bitcoin, like insurance company or such. You still can't go buy…

Jack Mallers:

Well, I think to understand the demand we're seeing at Twenty One is to understand this macro environment we're living through. Again. You know, you've got the Treasury of the Secretary coming out on CNN and saying real negative rates for the ten year. He's saying, like, I'm going to focus on the GDP growth faster than the debt. It's like, wait, what? You out of your mind. Now, then yields the next day go skyrocket. And, it's so. Okay. Uh, fixed income, ten-year, dead, right? They're talking about privatizing Fannie Mae and Freddie Mac to buy MPS and provide liquidity that way. Then you've got capital controls. So all the trillions of dollars of trade surplus from foreign trading partners. They're saying, no more bidding up the Nasdaq, no more bidding up the mag seven. Goodbye. Your 50 times, all your favorite tech companies that are trading at 50 times earnings, irrationally. Well, those got to come down because you're not getting a persistent bid from China anymore. All of these amazing, beautiful penthouses that are selling for hundreds of millions of dollars, well, you don't have the foreign Russian and Chinese capital anymore. All the beautiful farmland that isn't actually producing any food. Well, those aren't getting bid up anymore. So you're having assets. You know, the dollar is artificially strong. Dollar assets are artificially strong because the world reserve currency status. And so if we're going to start to balance that then fixed income then the equities market, they need real returns. They need a real balance sheet. They need real growth. Well Bitcoin is compounding at 60% a year. And if you add a little bit of leverage to it and you add cash flow generating products and you add a little bit of Tether and a little bit of Strike. That's a very powerful equity in a world that's re-orchestrating capital flows. And so when we go to fixed income market and say, hey, the conversations I'm having on Wall Street is these guys are like, hey, Jack, don't tell my boss I said this, but the 60/40 portfolio.

Scott Melker:

Dead, dead.

Jack Mallers:

Dead. So here, check this out. I just modeled out the 55/5/40 or the 60/35/5. Help me understand where the alpha is. And I say cool. And I order up over $500 million of cash in a week on Wall Street. Boom. And that's where the demand is coming from, is because we, you know, American exceptionalism was largely funded by foreign trading partners, trade surplus. And so, all of these, you know, tech stocks can't go down. Real estate gets a perpetual bid. I mean, that's going to be questions. We're going to see capital rotation. I think Bitcoin is a great place for that capital. And we think Twenty One is going to be, in our opinion, one of the best ways to do Bitcoin in the capital markets.

Scott Melker:

I 100% agree. My concern is that when Bitcoin's cycle top, if we believe there is one irrelevant Bitcoin hits a certain level, we get the FOMO that we do, and 100 companies who have no idea what they're doing come in and try to do what you're doing. They raise debt. They say, oh, there's 7% yield. I'm going to do 8, 9, 10, 27%. Bitcoin goes down 20%. They're forced to sell. And here we are in yet another leveraged cascade of sell off. Nothing to do with what you're doing. But there's people who are going to see it successfully and try to, you know, imitate it at the wrong time with zero structure….

Scott Melker:

What's the most exciting thing you're seeing in the Bitcoin space?

Jack Mallers:

I think for both Twenty One and Strike separate businesses. Shout out my lawyers. Shout out the SEC separate companies. Um, you know what I think is interesting to us is focusing on utility within the asset class. We've seen a lot of the innovation be offering more cryptos or more speculative ways, you know, options, leverage or list 300 tokens. Um, we're really interested. We mentioned in the Twenty One business plan and public filing. And at Strike we've launched and continue to scale out lending credit markets. Making Bitcoin like you can get a home equity loan if you have a scarce desirable asset, why would you ever sell it? And by the way, the Hodlers dilemma that we all face is I've been able to build wealth in Bitcoin, but I don't want to sell it. And money is a means like, you know, do you know the miser and his gold story is that the miser would stack a bunch of gold. He and he buried it in his backyard. And every day he'd go out and look at the gold and look at the gold and just admire that he had all this gold. And one day his neighbor realized what was underground. His neighbor went in and stole the gold. He went and looked out. The gold was gone and he's crying. And his friend comes and says, what's wrong? He says, my gold is stolen. And he said, well, all you did was look at it. You might as well just put a rock there. It'll serve the same purpose. And so same thing with bitcoiners, right? Is that we all have amassed this wealth and this hard, scarce asset. But you need a house to live in. You need food to buy. You want to get married, you want to have kids, you want to travel. And the fact that we haven't had credible utility built on top of the asset class to allow you to get liquidity out of the asset responsibly, borrow against it, credit markets, different financial services and innovation. That's necessity to solve the Hodlers dilemma, to solve this problem for this new wealth class that's worth over $2 trillion. And so I think both my businesses independently are focused not on other cryptos, not on further speculation, but on making the asset more useful and allowing you to actually allow it to change your life more. And that's what I think is coming and what excites me outside of both companies by a lot of Bitcoin. We're excited about the price too….

Additional Information and Where to Find It

Pubco and the Company intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of CEP and a prospectus (the “Proxy Statement/Prospectus”) in connection with the transactions contemplated by the Business Combination Agreement (the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of CEP as of a record date to be established for voting on the Proposed Transactions and other matters as described in the Proxy Statement/Prospectus. CEP and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions or the concurrent private purchases of Pubco convertible notes (the “Convertible Notes”) and CEP Class A ordinary shares by certain investors (the “PIPE Investments”). BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, CEP SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CEP’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CEP, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CEP and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Cantor Equity Partners, Inc., 110 East 59th Street, New York, NY 10022; e-mail: CantorEquityPartners@cantor.com, or upon written request to Twenty One Capital, Inc., via email at info@xxi.money, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Convertible Notes and the CEP Class A ordinary shares to be issued in the PIPE Investments have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

CEP, the Company, Pubco and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CEP’s shareholders in connection with the Proposed Transactions. A list of the names of such persons, and information regarding their interests in the Proposed Transactions and their ownership of CEP’s securities are, or will be, contained in CEP’s filings with the SEC, including CEP’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 28, 2025. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CEP’s shareholders in connection with the Proposed Transactions, including the names and interests of the directors and executive officers of CEP, the Company and Pubco, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This information contained in this communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CEP, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions involving CEP, Pubco and the Company, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding CEP, Pubco, the Company and the Proposed Transactions and statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions , the assets held by Pubco, the price and volatility of Bitcoin, Bitcoin’s growing prominence as a digital asset and as the foundation of a new financial system, Pubco’s listing on any securities exchange, the macro and political conditions surrounding Bitcoin, the planned business strategy including Pubco’s ability to develop a corporate architecture capable of supporting financial products built with and on Bitcoin and future innovations that will replace legacy financial tools with Bitcoin-aligned alternatives, Pubco’s ability to grow its Bitcoin per share, and Bitcoin return rate, Pubco’s ability to build Bitcoin financial services and build on top of Bitcoin with high-margin, high-growth cash flow opportunities, Pubco’s ability to give its shareholders Bitcoin exposure to participate in Bitcoin in the capital markets plans and use of proceeds as well as any potential future capital raises, objectives of management for future operations of Pubco, the upside potential and opportunity for investors, Pubco’s plan for value creation and strategic advantages, market size and growth opportunities, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Transactions, the satisfaction of closing conditions to the Proposed Transactions, and Pubco’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CEP’s securities; the risk that the Proposed Transactions may not be completed by CEP’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Proposed Transactions, including the approval of CEP’s shareholders, or either of the PIPE Investments; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of CEP’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of CEP or the shares of Class A common stock of Pubco; the lack of a third-party fairness opinion in determining whether or not to pursue the Proposed Transactions; the failure of Pubco to obtain or maintain the listing of its securities on any securities exchange after closing of the Proposed Transactions; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Bitcoin; the risk that Pubco’s stock price will be highly correlated to the price of Bitcoin and the price of Bitcoin may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the Proposed Transactions, Pubco experiences difficulties managing its growth and expanding operations; the risks that growing Pubco’s learning programs and educational content could be difficult; challenges in implementing Pubco’s business plan including Bitcoin-related financial and advisory services, due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco’s Class A common stock will be listed or by the SEC, which may impact Pubco’s ability to list Pubco’s Class A common stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against CEP, Pubco, the Company or others following announcement of the Proposed Transactions, and those risk factors discussed in documents that CEP, Pubco and/or the Company filed, or that will be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the CEP’s final prospectus dated as of August 12, 2024 and filed by CEP with the SEC on August 13, 2024, CEP’s Quarterly Reports on Form 10-Q, CEP’s Annual Report on Form 10-K and the Registration Statement that will be filed by Pubco and the Company and the Proxy Statement/Prospectus contained therein, and other documents filed by CEP, the Company and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither CEP, the Company nor Pubco presently know or that CEP, the Company and Pubco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of CEP, the Company and Pubco assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither CEP, the Company nor Pubco gives any assurance that either CEP, the Company or Pubco will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by CEP, the Company or Pubco or any other person that the events or circumstances described in such statement are material.